UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

Salton, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

795757103

(CUSIP Number)

January 19, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 795757103	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kenneth S. Battye
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0
6. Shared Voting Power 469,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 469,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 469,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.46%*
12.	Type of Reporting Person (See Instructions) IN

* based on 13,522,712 outstanding shares of Common Stock of the Issuer as of 11/7/05

2

CUSIP No. 795757103	Page 3 of 5

Item 1.	Issuer Information

(a)	Name of Issuer:
Salton, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
1955 Field Court
Lake Forest, Illinois 600451

Item 2.	Reporting Persons Information

Item 2(a)	Name of Person Filing:
Kenneth S. Battye

Item 2(b)	Address:
14 Roland Mews,
Baltimore, Maryland 21210

Item 2(c)	Citizenship:
United States

Item 2(d)	Title of Class of Securities:
Common Stock, par value $0.01

Item 2(e)	CUSIP Number:
795757103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

☐	Broker or Dealer registered under Section 15 of the Act.
☐	Bank as defined in Section 3(a)(6) of the Act.
☐	Insurance Company as defined in Section 3(a)(19) of the Act.
☐	Investment company registered under Section 8 of the Investment Company Act of 1940.
☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

CUSIP No. 795757103	Page 4 of 5

☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Kenneth S. Battye	469,000 shares of Common Stock

(b)	Percent of Class:

Kenneth S. Battye	3.46%

The foregoing amount of Common Stock reflects the amount beneficially owned by Kenneth S. Battye as of the date of this filing.

The foregoing percentage is calculated based on 13,522,712 shares of Common Stock reported to be outstanding as of November 7, 2005 in the Quarterly Report on Form 10-Q of Salton, Inc. for the quarter ended October 1, 2005.

(c)(i-iii)    Kenneth S. Battye has the shared power to vote or direct the vote of 469,000 shares of Common Stock. Kenneth S. Battye has the shared power to dispose or direct the disposition of 469,000 shares of Common Stock. Pursuant to a durable power of attorney dated March 7, 2003 which has been filed with the Securities and Exchange Commission, John S. Battye, Susan A. Battye and Audrey Drossner (each, an “Agent”) have the power to vote and dispose of 469,000 shares of Common Stock held by Kenneth S. Battye, upon the approval of two (2) of the three (3) Agents.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More that Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

CUSIP No. 795757103	Page 5 of 5

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below we each certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

*  Susan A. Battye and John S. Battye are signing on behalf of Kenneth S. Battye as attorneys-in-fact pursuant to a durable power of attorney previously filed with the Securities and Exchange Commission, and hereby incorporated by reference herein. The durable power of attorney was filed as an attachment to a filing by Kenneth S. Battye on Form 3 for Salton, Inc.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

/s/ Susan A. Battye

Susan A. Battye, attorney-in-fact

for Kenneth S. Battye

        February 14, 2006

Date

/s/ John S. Battye

John S. Battye, attorney-in-fact

for Kenneth S. Battye

        February 14, 2006

Date